NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. announces 2011 Fourth Quarter Results

Calgary, Alberta, February 2, 2012 – CE FRANKLIN LTD. (TSX.CFT, NASDAQ.CFK) reported net earnings of $4.5 million or $0.26 per share (basic) for the fourth quarter ended December 31, 2011, a significant increase from net earnings of $1.6 million or $0.09 per share (basic) generated in the fourth quarter ended December 31, 2010.  For 2011, net income was $14.3 million or $0.82 per share (basic) an increase of 142% from the $5.9 million or $0.34 per share (basic) earned in 2010.

Financial Highlights

(millions of Cdn. $ except per share data)
	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2011	2010	2011	2010
	Unaudited		Unaudited

Revenues	154.3	135.6	546.4	489.6
Gross Profit	25.3	20.5	90.7	75.0
Gross Profit - % of sales	16.4%	15.1%	16.6%	15.3%
EBITDA (1)	6.6	3.8	22.6	12.5
EBITDA (1) - % of sales	4.3%	2.8%	4.1%	2.5%
Net earnings	4.5	1.6	14.3	5.9
Per share
Basic	0.26	0.09	0.82	0.34
Diluted	0.25	0.09	0.79	0.33
Net working capital (2)	116.9	125.7
Long term debt / Bank operating loan (2)	$-	$6.4

“Strong year over year revenue growth, improved product margins and disciplined cost management led to significant year over year improvement in the fourth quarter.  We will continue to leverage our strategies into 2012”, said Michael West, President and CEO.

The December 31, 2011 condensed interim consolidated financial statements are prepared under International Financial Reporting Standards (“IFRS”). Consequently the comparative figures for 2010 and the Company’s statement of financial position as at January 1, 2010 have been restated from accounting principles generally accepted in Canada (“Canadian GAAP”) to comply with IFRS. The reconciliations from the previously published Canadian GAAP financial statements are summarized in Note 3 to the condensed interim consolidated financial statements, and there were no material differences.

Net earnings for the fourth quarter of 2011, were $4.5 million, an increase of $2.9 million from the fourth quarter of 2010.  Revenues for the fourth quarter of 2011 were $154.3 million, an increase of $18.7 million (14%) from the fourth quarter of 2010.  Well completions decreased 9% compared to the fourth quarter of 2010 as the fourth quarter of 2010 was a busy quarter and those activity levels carried into 2011, while the fourth quarter 2011 slowed down slightly due to lower natural gas activity. Capital project business revenue grew $6.8 million year over year due to the improved overall industry activity levels. Gross profits increased by $4.8 million (23%) due to the increase in revenues and improved gross profit margins year over year. Average gross profit margins in the fourth quarter of 2011 were lower than the third quarter of 2011 due to more pipe flange and fitting sales to lower margin alliance customers. Average gross profit margins for the fourth quarter of 2011 were higher than the fourth quarter 2010 as increased purchasing levels contributed to higher volume rebates.  SG&A expenses increased by $0.8 million (5%) to $17.5 million for the quarter as compensation and operating costs have increased in response to higher revenue levels. Fourth quarter earnings for 2010 included a $0.7 million after tax charge associated with the elimination of the stock option cash settlement mechanism.  The Company also recorded an unrealized foreign exchange loss of $0.8 million in the quarter on foreign exchange contracts used to manage currency exposure on US denominated product purchases, which reversed a previously recognized unrealized gain on these contracts in the third quarter. The weighted average number of shares outstanding during the fourth quarter was consistent with the prior year period as the rise in share price during the last year limited the activity occurring under the normal course issuer bid program.

Net earnings per share (basic) was $0.26 in the fourth quarter of 2011, compared to net earnings of $0.09 per share in the fourth quarter of 2010.

Net income for the year ended December 31, 2011 was $14.3 million, an increase of $8.4 million (142%) compared to 2010, as industry activity levels improved year over year. Well completions in 2011, rose by 17% compared to 2010 as the industry was focused on oil, oil sands and liquid rich natural gas plays. Revenues increased by 12% to $546.4 million, as both capital project and maintenance repair and operating sales increased year over year.  Gross profits increased by $15.7 million (21%) due to the impact of higher sales and increased vendor rebates from increased purchasing levels.   SG&A costs increased by $6.2 million (9.8%) to 68.7 million in 2011 as compensation costs and operating costs have increased in response to higher activity levels.  Income tax expense increased by $1.9 million as a result of higher pre-tax earnings in 2011. The weighted average number of shares outstanding (basic) during 2011 was consistent with the prior year as the rise in the share price during the last year has limited the activity occurring under the normal course issuer bid program. Net earnings per share (basic) was $0.82 in 2011, a 141% increase from 2010, consistent with the increase in net income.

Business Outlook

CE Franklin’s revenues are expected to increase modestly in 2012 as the oil and gas industry activity levels remain relatively consistent with 2011 levels. Natural gas prices remain depressed as North American production capacity and inventory levels continue to dominate demand.  Natural gas capital expenditure activity is focused on the emerging shale gas plays in northeastern British Columbia and liquid rich gas plays in northwestern Alberta where the Company has a strong market position.  Conventional and heavy oil economics are attractive at current price levels leading to increased activity in eastern Alberta and southeast Saskatchewan.  We expect oil sands project announcements will continue at current levels, assuming current oil price levels are maintained. Approximately 50% to 60% of the Company’s total revenues are driven by our customers’ capital expenditure requirements.

Gross profit margins are expected to remain under pressure as customers that produce natural gas focus on reducing their costs to maintain acceptable project economics and due to continued aggressive oilfield supply industry competition as industry activity levels remain below the last five year average. The Company will continue to manage its cost structure to protect profitability while maintaining service capacity and advancing strategic initiatives.

Over the medium to longer term, the Company’s strong financial and competitive positions should enable profitable growth of its distribution network through the expansion of its product lines, supplier relationships, and capability to service additional oil and gas and other industrial end use markets.

(1)

EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA is a supplemental measure that is not part of generally accepted accounting principles (“GAAP”). EBITDA is used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA as a percentage of sales because it is used by management as a supplemental measure of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and depreciation expenses.  Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures.  Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes.  Depreciation expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales.  Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability.  EBITDA is not used by management as an alternative to net income as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  A reconciliation of EBITDA to Net income is provided within the table above.  Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by IFRS.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

(2)

Net working capital is defined as current assets less cash and cash equivalents, accounts payable and accrued liabilities, current taxes payable, note payable and other current liabilities. Net working capital and long term debt / bank operating loan amounts are as at quarter end.

The following is provided to assist readers in understanding CE Franklin Ltd.’s (“CE Franklin” or the “Company”) financial performance and position during the periods presented and significant trends that may impact future performance of CE Franklin. This should be read in conjunction with the Company’s condensed interim consolidated financial statements for the three and twelve month periods ended December 31, 2011 and the MD&A and the consolidated financial statements for the three and nine month periods ended September 30, 2011, for the three and six month periods ended June 30, 2011 and the three month period ended March 31, 2011 (the Company’s first financial statements under IFRS) and the MD&A and consolidated financial statements for the year ended December 31, 2010. All amounts are expressed in Canadian dollars and are in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except where otherwise noted. The December 31, 2011 condensed interim consolidated financial statements are prepared under IFRS. Consequently the comparative figures for 2010 and the Company’s statement of financial position as at January 1, 2010 have been restated from accounting principles generally accepted in Canada (“Canadian GAAP”) to comply with IFRS. The reconciliations from the previously published Canadian GAAP financial statements are summarized in Note 3 to the condensed interim consolidated financial statements, and there were no material differences. In addition, IFRS 1 on first time adoption allows certain exemptions from retrospective application of IFRS in the opening statement of financial position. Where these exemptions have been used they have also been explained in Note 3 to the condensed interim consolidated financial statements.

Overview

CE Franklin is a leading distributor of pipe, valves, flanges, fittings, production equipment, tubular products and other general industrial supplies, primarily to the oil and gas industry in Canada through its 39 branches situated in towns and cities that serve oil and gas fields of the Western Canadian sedimentary basin. In addition, the Company distributes similar products to the oil sands, midstream, refining, petrochemical and non-oilfield related industries such as forestry and mining.

The Company’s branch operations service over 3,000 customers by providing the right materials where and when they are needed, and for the best value.  Our branches, supported by our centralized Distribution Centre in Edmonton, Alberta, stock over 25,000 stock keeping units sourced from over 2,000 suppliers.  This infrastructure enables us to provide our customers with the products they need on a same day or overnight basis.  Our centralized inventory and procurement capabilities allow us to leverage our scale to enable industry leading hub and spoke purchasing, logistics and project execution capabilities. The branches are also supported by services provided by the Company’s corporate office in Calgary, Alberta including sales, marketing, product expertise, logistics, invoicing, credit and collection, and other business services.

The Company’s common shares trade on the TSX (“CFT”) and NASDAQ (“CFK”) stock exchanges.  Schlumberger Limited (“Schlumberger”), a major oilfield service company based in Paris, France, owns approximately 56% of the Company’s shares.

Business Strategy

The Canadian oilfield equipment supply industry is highly competitive and fragmented.  There are approximately 230 oilfield supply stores in Canada which generate annual estimated sales of $2 billion to $3 billion.  CE Franklin competes with three other large oilfield product distributors and with numerous local and regional distributors as well as specialty equipment distributors and manufacturers.  The oilfield equipment market is part of the larger industrial equipment supply market, which is also serviced by numerous competitors.  The oil sands and niche industrial product markets are more specialized and solutions oriented and require more in-depth product knowledge and supplier relationships to service specific customer requirements.

Oilfield equipment distributors compete based on price and level of service.  Service includes the ability to consistently provide required products to a customer’s operating site when needed, project management services, product expertise and support, billing and expenditure management services, and related equipment services.

Demand for oilfield products and services is driven by the level of capital expenditures in the oil and gas industry in the Western Canadian sedimentary basin as well as by production related maintenance, repair and operating (“MRO”) requirements.  MRO demand tends to be relatively stable over time and predictable in terms of product and service requirements and typically comprises 40% to 50% of the Company’s annual sales.  Capital project demand fluctuates over time with oil and gas commodity prices, which directly impacts the economic returns realized by oil and gas companies.

The size, scope, and product mix of each order will affect profitability.  Local walk in relationship business with smaller orders or more specialized products will typically generate higher profit margins compared to large project bids for alliance customers where the Company can take advantage of volume discounts and longer lead times.  Larger oil and gas customers tend to have a broader geographic operating reach requiring multi-site service capability, conducting larger capital projects, and requiring more sophisticated billing and project management services than do smaller customers.   The Company has entered into a number of formal alliances with larger customers where the scale and repeat nature of business enables efficiencies which are shared with the customer through lower profit margins.

Barriers to entry in the oilfield supply business are low with start-up operations typically focused on servicing local relationship based MRO customers.  To compete effectively on capital project business and to service larger customers requires multi-location branch operations, increased financial, procurement, product expertise and breadth of product lines, information systems and process capability.

The Company’s 39 branch operations provide substantial geographic coverage across the oil and gas producing regions in Western Canada.  Each branch services and competes for local business and services the Company’s alliance customers supported by centralized support services provided by the Company’s Distribution Centre and corporate office in Calgary. The Company’s large branch network, coupled with its centralized capabilities enables it to develop strong supply chain relationships with suppliers and provide it with a competitive advantage over local independent oilfield and specialty equipment distributors for large alliance customers who are seeking multi-location, one stop shopping, and more comprehensive service.  The Company’s relationship with Wilson Supply, a leading oilfield equipment distributor operating in the United States, and a wholly owned subsidiary of Schlumberger, enables it to provide North American solutions to its customer base and provides increased purchasing scale with equipment suppliers.

The Company is pursuing the following strategies to grow its business profitably:

•

Expand the reach and market share serviced by the Company’s distribution network.  The Company is focusing its sales efforts and product offering on servicing complex, multi-location needs of large and emerging customers in the energy sector.  Organic growth may be complemented by selected acquisitions.

•

Expand production equipment service capability to capture more of the product life cycle requirements for the equipment the Company sells such as downhole pump repair, oilfield engine maintenance, well optimization and onsite project management. This will differentiate the Company’s service offering from its competitors and deepen relationships with its customers.

•

Expand oil sands, industrial project and MRO business by leveraging our existing supply chain infrastructure, product, and major project expertise.

•

Increase the resourcing of customer project sales quotation and order fulfillment services provided by our Distribution Centre to augment local branch capacity to address seasonal and project driven fluctuations in customer demand.  By doing so, we aim to increase our capacity flexibility and improve operating efficiency while providing consistent customer service.

Strategy Accomplishments

•

In the spring of 2008, the Company moved into a new 153,000 square foot Distribution Centre and nine acre pipe yard located in Edmonton, Alberta.  The new Distribution Centre provided a 76% increase in functional warehousing capacity over our previous facility, increasing our capability to support and grow sales through our branch network.  The larger facility also enabled us to increase the Company’s central project execution capability and processes, to service larger projects and ship direct to customers, avoiding double handling of material by branches.

•

In June of 2009, the Company increased its market share, customer base, and branch network through the acquisition of a Western Canadian oilfield supply competitor (the “Acquired Business”).  The Acquired Business operated 23 supply stores of which 18 stores were proximate to existing Company branches and were integrated.   The remaining 5 operations were focused in the eastern Alberta heavy oil corridor, and have extended the Company’s distribution network reach.  Total oilfield supply sales have increased an estimated 15% as a result of the acquisition.  The Company’s Fort St. John and Lloydminster branches moved to larger locations during the year, increasing capacity to service customer requirements in these important markets.  Sales to oil sands customers increased for the fifth year in a row, reaching a record $64.5 million in 2009, comprising 15% of total Company sales.  The Company added process automation products to its product line and opened a valve actuation centre at our Edmonton Distribution Centre to broaden the spectrum of solutions the Company provides to existing oilfield, oil sands, and other industrial customers, and enhancing its ability to attract new customers.  The Company recruited new product, operations, and supply chain expertise into the organization to advance its strategies.

•

In 2011 and 2010, the Company made advances in the central resourcing of project work by processing $161.2 million (2010 - $99.3 million) of sales orders through our Edmonton distribution centre, representing 29% (2010 – 20%) of total Company sales.  This enabled us to service the 12% year over year increase in sales (2010 – 12% increase). In 2011 and 2010, the Company has continued to grow its valve actuation business.

Fourth Quarter Operating Results
The following table summarizes CE Franklin’s results of operations:
(In millions of Canadian Dollars except per share data)

	Three Months Ended December 31				Twelve Months Ended December 31
	2011		2010		2011		2010
Revenues	154.3	100.0%	135.6	100.0%	546.4	100.0%	489.6	100.0%
Cost of Sales	(129.0)	(83.6)%	(115.1)	84.8%	(455.7)	(83.4)%	(414.6)	(84.7)%
Gross Profit	25.3	16.4%	20.5	15.1%	90.7	16.6%	75.0	15.3%

Selling, general and
administrative expenses	(17.5)	(11.3)%	(16.7)	(12.3)%	(68.7)	(12.6)%	(62.6)	(12.8)%
Foreign exchange and other	(1.1)	(0.7)%	-	-%	0.6	0.1%	0.1	-%
EBITDA(1)	6.7	4.3%	3.8	2.8%	22.6	4.1%	12.5	2.5%
Depreciation	(0.6)	(0.4)%	(0.6)	(0.4)%	(2.5)	(0.5)%	(2.5)	(0.5)%
Interest	(0.1)	(0.1)%	(0.2)	(0.1)%	(0.4)	(0.1)%	(0.7)	(0.1)%
Earnings before tax	6.0	3.9%	3.0	2.2%	19.7	3.6%	9.3	1.9%
Income tax expense	(1.5)	(1.0)%	(1.4)	(1.0)%	(5.4)	(1.0)%	(3.4)	(0.7)%
Net earnings	4.5	2.9%	1.6	1.2%	14.3	2.6%	5.9	1.2%

Net earnings per share
Basic	$0.26	$0.09	$0.82	0.34
Diluted	$0.25	$0.09	$0.79	0.33

Weighted average number of shares outstanding (000's)
Basic	17,483	17,452	17,501	17,499
Diluted	18,163	17,966	18,188	18,000

Revenues

Revenues for the quarter ended December 31, 2011, were $154.3 million, an increase of 14% from the quarter ended December 31, 2010.

Oil and gas commodity prices are a key driver of industry capital project activity as commodity prices directly impact the economic returns realized by oil and gas companies. The Company uses oil and gas well completions and average rig counts as industry activity measures to assess demand for oilfield equipment used in capital projects.  Oil and gas well completions require the products sold by the Company to complete a well and bring production on stream and are a general indicator of energy industry activity levels.  Average drilling rig counts are also used by management to assess industry activity levels as the number of rigs in use ultimately drives well completion requirements.  Well completion, rig count and commodity price information for the three and twelve month periods ended December 31, 2011 and 2010 are provided in the table below.

	Q4 Average		%	YTD Average		%
	2011	2010	change	2011	2010	change
Gas - Cdn. $/gj (AECO spot)	$3.20	$3.64	(12)%	$3.63	$4.00	(9)%
Oil - Cdn. $/bbl (synthetic crude)	$102.30	$84.35	21%	$102.63	$80.57	27%
Average rig count	488	398	23%	414	332	25%
Well completions:
Oil	3,341	2,625	27%	10,022	6,541	53%
Gas	1,009	2,135	(53)%	4,449	5,873	(24)%
Total well completions	4,350	4,760	(9)%	14,471	12,414	17%

Average statistics are shown except for well completions.
Sources: Oil and Gas prices – First Energy Capital Corp.; Rig count data – CAODC; well completion data – Daily Oil Bulletin

(in millions of Cdn. $)	Three months ended December 31				Twelve months ended December 31
	2011		2010		2011		2010
End use revenue demand	$	%	$	%	$	%	$	%
Capital projects	80.3	52%	73.5	54%	286.0	52%	255.3	52%
Maintenance, repair and operating
supplies ("MRO")	74.0	48%	62.1	46%	260.4	48%	234.3	48%
Total Revenues	154.3	100%	135.6	100%	546.4	100%	489.6	100%

Note: Capital project end use revenues are defined by the Company as consisting of the tubular and 80% of pipe, flanges and fittings; and valves and accessories product revenues respectively; MRO revenues are defined by the Company as consisting of pumps and production equipment, production services; general product and 20% of pipes, flanges and fittings; and valves and accessory product revenues respectively.

Revenues from capital project related products were $80.3 million in the fourth quarter of 2011, an increase of 9% ($6.8 million) from the fourth quarter of 2010. Total well completions decreased by 9% in the fourth quarter of 2011 and the average working rig count increased by 23% compared to the prior year period. Gas wells comprised 23% of the total wells completed in western Canada in the fourth quarter of 2011 compared to 45% in the fourth quarter of 2010. Spot gas prices ended the fourth quarter at $2.64 per GJ (AECO), a decrease of 18% from fourth quarter 2010 average prices.  Oil prices ended the fourth quarter at $103.61 per bbl (Synthetic Crude), an increase of 1% from the fourth quarter 2010 average. Depressed gas prices are expected to continue to negatively impact gas drilling activity into 2012, which in turn is expected to constrain demand for the Company’s products. Natural gas customers continue to utilize a high level of competitive bid activity to procure the products they require in an effort to reduce their costs. The Company is addressing this industry trend by pursuing initiatives focused on improving revenue quotation processes and increasing the operating flexibility and efficiency of its branch network.  The Company is well positioned to support customers who are pursuing oil plays and more particularly tight oil plays.

Revenues for capital project related products were $286.0 million for the full year 2011, up $30.7 million (12%) from 2010. The increase in capital project end use revenues reflects the 17% increase in total industry well completions to 14,471 in 2011. Capital project business for the year comprised 52% of total revenues as it did in 2010. While the capital project business represented the same percentage of the business year over year, its makeup changed as a 19% decline in tubular revenues was offset by a 4% increase in oil sands sales and increased branch based capital project sales. Tubular sales in the year declined as the Company followed a disciplined approach in its competitive bid processes and, as a result, was not as successful as it had been in prior years. There remains a significant amount of tubular product inventory on hand in the industry which has led to a very competitive environment for tubular product sales.

MRO product revenues are related to overall oil and gas industry production levels and tend to be more stable than capital project revenues. MRO product revenues for the quarter ended December 31, 2011 increased by $11.9 million (19%) to $74.0 million compared to the quarter ended December 31, 2010 and comprised 48% of the Company’s total revenues (2010 – 46%). MRO product revenues for the full year 2011 increased by $26.1 million (11%) to $260.4 million compared to 2010 and comprised 48% of the Company’s total revenues (2010 – 48%). Higher MRO revenues in 2011 were due to increased conventional oilfield activity.

The Company’s strategy is to grow profitability by focusing on its core western Canadian oilfield product distribution business, complemented by an increase in the product life cycle services provided to its customers and the focus on the emerging oil sands capital project and MRO revenues opportunities. Revenues from these initiatives to date are provided below:

	Q4 2011		Q4 2010		YTD 2011		YTD 2010
Revenues ($millions)	$	%	$	%	$	%	$	%
Oilfield	132.4	86%	118.1	88%	459.6	84%	410.7	83%
Oil sands	15.5	10%	11.5	8%	63.8	12%	61.3	13%
Production services	6.4	4%	6.0	4%	23.0	4%	17.6	4%
Total Revenues	154.3	100%	135.6	100%	546.4	100%	489.6	100%

Revenues from oilfield products to conventional western Canada oil and gas end use applications were $132.4 million for the fourth quarter of 2011, an increase of 12% from the fourth quarter 2010.  This increase was driven by an increase in oil well completions compared to the prior year period.

Revenues from oil sands end use applications were $15.5 million in the fourth quarter, an increase of $4.0 million (35%) compared to $11.5 million in the fourth quarter of 2010 reflecting increased capital project revenues which were partially offset by the impact of not having a large tailing line pipe order and having less turnaround work in 2011 with our Fort McMurray based customers.

Production service revenues were $6.4 million in the fourth quarter of 2011, a 7% increase from the $6.0 million of revenues in the fourth quarter of 2010, reflecting improved oil production economics resulting in increased customer maintenance activities.

Gross Profit

	Q4 2011	Q4 2010	YTD 2011	YTD 2010
Gross profit ($ millions)	$25.3	$20.5	$90.7	$75.0
Gross profit margin as a % of revenues	16.4%	15.1%	16.6%	15.3%

Gross profit composition by product revenue category:
Tubulars	5%	5%	4%	3%
Pipe, flanges and fittings	29%	24%	29%	28%
Valves and accessories	21%	21%	21%	20%
Pumps, production equipment and services	17%	15%	15%	14%
General	28%	35%	31%	35%
Total gross profit	100%	100%	100%	100%

Gross profit was $25.3 million in the fourth quarter of 2011, an increase of $4.8 million (23%) from the fourth quarter of 2010 due to increased revenues and average gross profit margins compared to the prior year period. Gross profit margins for the quarter were lower than the third quarter of 2011 due to more pipe, flange, and fittings sales to lower margin alliance customers. Average gross profit margins were better than the prior year period at 16.4% as increased purchasing levels contributed to higher volume rebate income.  Increased pipe, flanges and fittings and pumps, production equipment and services gross profit composition was due to improved gross profit margins.

Selling, General and Administrative (“SG&A”) Costs

($millions)	Q4 2011		Q4 2010		YTD 2011		YTD 2010
	$	%	$	%	$	%	$	%
People Costs	10.2	58	9.8	59	41.1	60	36.3	58
Facility and office costs	3.5	20	2.0	12	15.1	22	13.4	11
Selling Costs	2.3	13	3.3	20	6.5	9	6.6	21
Other	1.5	9	1.6	9	6.0	9	6.3	10
SG&A costs	17.5	100	16.7	100	68.7	100	62.6	100
SG&A costs as % of revenues	11%		12%		13%		13%

SG&A costs increased $0.8 million (5%) in the fourth quarter of 2011 from the prior year period and represented 11% of revenues compared to 12% in the prior year period. The $0.8 million increase in expenses was attributable to higher incentive and higher agent commission costs reflecting the improved profit performance of the business year over year.

Depreciation Expense

Depreciation expense of $0.6 million in the fourth quarter of 2011 was comparable to the fourth quarter of 2010.

Interest Expense

Interest expense of $0.1 million in the fourth quarter of 2011 was lower than the prior year due to lower borrowing levels.

Foreign Exchange and other

Foreign exchange and other in the quarter was a loss of $1.1 million as the Canadian dollar strengthened which increased the translation loss from US denominated net working capital assets.  The Company recognized a $0.2 million unrealized foreign currency gain on $18.3 million of foreign currency forward contracts it had outstanding at quarter end.  As at December 31, 2011, a one percent change in the Canadian dollar relative to the US dollar would decrease or increase the Company’s annual net income by approximately $0.2 million.

Income Tax Expense

The Company’s effective tax rate for the fourth quarter of 2011 was 24.4% down from a 46.6% effective rate in the fourth quarter 2010. The fourth quarter 2010 effective rate resulted from the write-off of $0.5 million of future tax assets related to the removal of the cash settlement mechanism from the Company’s stock option plan as a result of provisions contained in the federal government’s 2010 budget which effectively eliminated the ability to deduct for tax purposes cash payments made to settle stock option obligations.   The current effective tax rate is lower than the statutory rate due to the impact of non-deductible items and other adjustments. Substantially all of the Company’s tax provision is currently payable.

Summary of Quarterly Financial Data

The selected quarterly financial data below is presented in Canadian dollars and in accordance with IFRS.  This information is derived from the Company’s unaudited quarterly financial statements.

(in millions of Cdn. $ except per share data)
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Unaudited	2010	2010	2010	2010	2011	2011	2011	2011

Revenues	121.9	99.9	132.2	135.6	137.7	113.9	140.5	154.3
Gross Profit	19.7	15.6	19.2	20.5	22.3	19.3	23.9	25.3
Gross Profit %	16.1%	15.6%	14.5%	15.1%	16.2%	16.9%	17.0%	16.4%

EBITDA	4.1	0.7	3.8	3.8	5.3	3.1	7.6	6.6
EBITDA as a % of revenues	3.4%	0.7%	2.9%	2.8%	3.8%	2.7%	5.4%	4.3%

Net earnings (loss)	2.2	(0.1)	2.2	1.6	3.4	1.7	4.8	4.5
Net earnings (loss) as a % of
revenues	1.8%	(0.1)%	1.7%	1.2%	2.5%	1.5%	3.4%	2.9%

Net earnings (loss) per share
Basic	$0.13	$(0.01)	$0.12	$0.09	$0.19	$0.10	0.27	$0.26
Diluted	$0.12	$(0.01)	$0.12	$0.09	$0.19	$0.09	0.26	$0.25

Net working capital(1)	113.9	111.8	129.0	125.7	120.1	136.5	134.6	116.9
Long term debt/bank
operating loan(1)	1.4	0.3	14.4	6.4	0.3	12.2	5.8	-

Total well completions	2,846	2,197	2,611	4,760	3,861	2,765	3,495	4,350

(1) Net working capital and long term debt/bank operating loan amounts are as at quarter end

The Company’s sales levels are affected by weather conditions.  As warm weather returns in the spring each year, the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out.  In addition, many exploration and production areas in northern Canada are accessible only in the winter months when the ground is frozen.  An exceptionally wet second quarter in 2011 had some impact on customer capital programs in the third quarter. As a result, the first and fourth quarters typically represent the busiest time for oil and gas industry activity and the highest oilfield sales activity for the Company.  Oilfield sales levels drop dramatically during the second quarter until such time as roads have dried and road bans have been lifted. This typically results in a significant reduction in earnings during the second quarter, as the decline in sales typically outpaces the decline in SG&A costs as the majority of the Company’s SG&A costs are fixed in nature.  Net working capital (defined as current assets less cash and cash equivalents, accounts payable and accrued liabilities, current taxes payable, note payable and other current liabilities) and borrowing levels follow similar seasonal patterns as sales.

Liquidity and Capital Resources

The Company’s primary internal source of liquidity is cash flow from operating activities before changes in non-cash net working capital balances.  Cash flow from operating activities and the Company’s $60.0 million revolving term credit facility are used to finance the Company’s net working capital, capital expenditures and acquisitions.

As at December 31, 2011, the Company had $15.8 million of cash on hand and had no long term debt. Borrowings decreased by $6.1 million from December 31, 2010 due to the Company generating $17.5 million from operating activities, before net changes in non-cash working capital balances and a $8.9 million net working capital reduction. This was offset by $2.9 million in capital expenditures and $1.5 million for the purchase of shares to resource stock compensation obligations and the repurchase of shares under the Company’s Normal Course Issuer Bid (“NCIB”).

As at December 31, 2010, long term debt was $6.4 million and was comprised principally of borrowings under the Company’s revolving term credit facility.  Borrowings decreased by $20.4 million from December 31, 2009 due to the Company generating $10.7 million in cash flow from operating activities, before net changes in non-cash working capital balances and a $12.8 million reduction in net working capital. This was offset by $1.3 million in capital expenditures and $1.9 million for the purchase of shares to resource stock compensation obligations and the repurchase of shares under the Company’s Normal Course Issuer Bid (“NCIB”).

Net working capital was $116.9 million at December 31, 2011, a decrease of $8.9 million from December 31, 2010.  Accounts receivable at December 31, 2011 was $98.2 million, an increase of $5.2 million (5.6%) from December 31, 2010, due to the 14% increase in fourth quarter sales compared to the prior year period, partially offset by a 7% improvement in days sales outstanding in accounts receivable (“DSO”) in the fourth quarter of 2011 to 52 days from 56 days in the fourth quarter of 2010. DSO is calculated using average sales per day for the quarter compared to the period end customer accounts receivable balance.  Inventory at December 31, 2011 was $111.7 million, up $16.8 million (18%) from December 31, 2010.  Inventory turns for the fourth quarter of 2011 at 4.7 turns were comparable to the prior year as the impact of fourth quarter sales increases was more than offset by the increase in inventory levels.  Inventory turns are calculated using cost of goods sold for the quarter on an annualized basis, compared to the period end inventory balance.  Accounts payable and accrued liabilities at December 31, 2011 were $93.6 million, an increase of $30.2 million (48%) due to increased purchasing activity in the fourth quarter of 2011 to resource the increase in sales compared to the prior year period.

Capital expenditures in 2011 were $2.9 million, an increase of $1.6 million (127%) from 2010 expenditures. Expenditures in 2011 were directed towards facility expansion and maintenance, business system expansion and vehicles and operating equipment.  The majority of the expenditures in 2010 were directed towards similar items as they were in 2011.  Capital expenditures in 2012 are anticipated to be in the $4.5 million to $5.5 million range and will be directed towards business system, branch facility, vehicle and operating equipment upgrades and replacements.

In July 2011, the Company renewed its $60.0 million revolving term credit facility that matures in July 2014 (the “Credit Facility”).   Borrowings under the Credit Facility bear interest based on floating interest rates and are secured by a general security agreement covering all assets of the Company.  The maximum amount available under the Credit Facility is subject to a borrowing base formula applied to accounts receivable and inventories. The Credit Facility requires the Company to maintain the ratio of its debt to debt plus equity at less than 40%.  As at December 31, 2011, this ratio was 0%.  The Company must also maintain coverage of its net operating cash flow as defined in the Credit Facility agreement over interest expense for the trailing twelve month period of greater than 1.25 times.  As at December 31, 2011, this ratio was 34.5 times.  The Credit Facility contains certain other covenants with which the Company is in compliance.  As at December 31, 2011, the Company had no borrowings under the facility and had available undrawn borrowing capacity of $60.0 million under the Credit Facility.

Contractual Obligations

There have been no material changes in off-balance sheet contractual commitments since December 31, 2010.

Capital Stock
As at December 31, 2011 and 2010, the following shares and securities convertible into shares were outstanding:

(millions)	December 31, 2011	December 31, 2010
	Shares	Shares
Shares outstanding	17.4	17.5
Stock options	0.7	1.1
Share unit plan obligations	0.6	0.5
Shares outstanding and issuable	18.7	19.1

The basic weighted average number of shares outstanding in 2011 was 17.5 million, which is consistent with the prior year as the rise in the Company’s share price in the last year has limited activity occurring under the normal course issuer bid program. The diluted weighted average number of shares outstanding in 2011 was 18.2 million and was comparable to 2010.

The Company has established an independent trust to purchase shares of the Company on the open market to resource share unit plan obligations.  For the year ended December 31, 2011, there were 175,000 shares acquired by the trust at an average cost per share of $8.85. (2010 – 204,300 at an average cost per share of $6.91). As at December 31, 2011, the trust held 579,951 shares representing approximately 100% of stock unit plan obligations outstanding (December 31, 2010 – 450,732 shares representing approximately 100% of stock unit plan obligations outstanding).

During the fourth quarter of 2010, the Company discontinued the settlement of stock option obligations with cash payments in favor of issuing shares from treasury. The cash settlement mechanism was discontinued as a result of provisions contained in the federal government’s 2010 budget which effectively eliminated the ability to deduct for tax purposes, cash payments made to settle stock option obligations.  An after tax charge of $0.7 million was recorded in the fourth quarter comprised of a $0.2 million stock based compensation charge and the write off of $0.5 million of future income tax asset related to stock option obligations.  The mark to market current obligation of $2.1 million was transferred to contributed surplus on the balance sheet as a result of this change in settlement of stock option obligations. The cash settlement mechanism had been implemented during the third quarter of 2009 to enable the Company to manage its share dilution while resourcing its stock option plan on a tax efficient basis.

On December 21, 2010, the Company announced the renewal of its NCIB to purchase for cancellation through the facilities of NASDAQ, up to 850,000 common shares representing approximately 5% of its outstanding common shares. In 2011, the Company purchased 3,102 shares at an average cost of $7.56 per share. During 2010, the Company purchased 61,769 shares at a cost of $0.4 million ($6.62 per share) under its NCIB.  On December 20, 2011, the Company announced the renewal of the NCIB, effective January 3, 2012, to purchase up to 850,000 common shares representing approximately 5% of its outstanding common shares. Shares may be purchased up to December 31, 2012.

Critical Accounting Estimates

There have been no material changes to critical accounting estimates since December 31, 2010. The Company is not aware of any environmental or asset retirement obligations that could have a material impact on its operations.

Change in Accounting Policies

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that the basis for financial reporting by Canadian publicly accountable enterprises will change from Canadian GAAP to IFRS effective for January 1, 2011, including the preparation and reporting of one year of comparative figures. This change is part of a global shift to provide consistency in financial reporting in the global marketplace.

Over the transition period the Company assessed the differences between Canadian GAAP and IFRS. A risk based approach was used to identify possibly significant differences based on possible financial impact and complexity. As described in Note 3 to the condensed interim consolidated financial statements no material differences were identified. As such there are no reconciling items that materially changed the reporting requirements upon the transition from Canadian GAAP to IFRS.  Similarly, no significant information system changes were required in order to adopt IFRS.

IFRS 1 allows first time adopters of IFRS to take advantage of a number of voluntary exemptions from the general principal of retroactive restatement. In adopting IFRS, the Company did take advantage of the following voluntary exemptions under IFRS 1.

Business Combinations

The Company has not applied IFRS 3, the Business Combinations standard to acquisitions of subsidiaries that occurred before January 1, 2010, the Company’s transition date to IFRS. As such there is no retrospective change in accounting for business combinations. The Company used this exemption to simplify its IFRS conversion plan and improve comparability between its Canadian GAAP statements and its IFRS statements.

Borrowing Costs

IAS 23 requires that borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) be capitalized as part of the cost of that asset. The option of immediately expensing those borrowing costs has been removed. The Company has elected to account for such transactions on a go forward basis, and as such there is no retrospective change in accounting for borrowing standards. The Company used this exemption to simplify its IFRS conversion plan and improve comparability between its Canadian GAAP statements and its IFRS statements.

Stock Options

The Company has assessed and quantified the difference in accounting for stock based compensation under IFRS compared to Canadian GAAP and has deemed the difference to be immaterial. The Company has elected to not apply IFRS 2 to share based payments granted and fully vested before the Company’s date of transition to IFRS.  The Company used this exemption to simplify its IFRS conversion plan and improve comparability between its Canadian GAAP statements and its IFRS statements.

As part of the transition to IFRS the Company established that the carrying value of its property and equipment were substantially equivalent between IFRS and Canadian GAAP and therefore the Company has continued to carry its property and equipment at the historic costs model as was used under Canadian GAAP in these statements.

Risk Factors

The Company is exposed to certain business and market risks including risks arising from transactions that are entered into the normal course of business, which are primarily related to interest rate changes and fluctuations in foreign exchange rates. During the reporting period, no events or transactions since the year ended December 31, 2010 have occurred that would materially change the business and market risk information disclosed in the Company’s Form 20F.

CE Franklin Ltd.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION - UNAUDITED

	As at December 31	As at December 31
(in thousands of Canadian dollars)	2011	2010
Assets

Current assets
Cash and cash equivalents (Note 4)	15,830	-
Accounts receivable (Note 5)	98,190	92,950
Inventories (Note 6)	111,661	94,838
Other	2,565	1,625
	228,246	189,413
Non-current assets
Property and equipment	9,709	9,431
Goodwill	20,570	20,570
Deferred tax assets (Note 7)	1,969	1,116
Other assets	171	147
Total Assets	260,665	220,677

Liabilities

Current liabilities
Accounts payable and accrued liabilities (Note 8)	93,613	63,363
Current taxes payable (Note 7)	1,663	348
Note payable (Note 9)	290	-
	95,566	63,711
Non current liabilities
Long term debt (Note 9)	-	6,430
Total liabilities	95,566	70,141

Shareholders’ equity
Capital stock (Note 12)	22,536	23,078
Contributed surplus	20,529	19,716
Retained earnings	122,034	107,742
	165,099	150,536
Total liabilities and shareholders' equity	260,665	220,677

See accompanying notes to these condensed interim consolidated financial statements

CE Franklin Ltd.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY - UNAUDITED

(Canadian dollars and number of shares in thousands)	Capital Stock
	Number of			Contributed		Retained		Shareholders'
	Shares	$		Surplus		Earnings		Equity

Balance - January 1, 2010	17,581	23,284		17,184		102,159		142,627

Stock based compensation expense (Note 12 (b) and (c))	-	-		1,751		-		1,751
Normal course issuer bid (Note 12 (d))	(62)	(81)		-		(328)		(409)
Stock options exercised (Note 12 (b))	46	290		(121)		-		169
Modification of stock option plan (Note 12 (a) and (b))	-	-		2,075		-		2,075
Purchase of shares in trust for share unit plans and
settlement of deferred share unit exercise (Note 12 (c))	(204)	(1,410)		(178)		-		(1,588)
Shares issued from share unit plan trust (Note 12 (c))	113	995		(995)		-		-
Net earnings	-	-		-		5,911		5,911
Balance - December 31, 2010	17,474	23,078		19,716		107,742		150,536

Stock based compensation expense (Note 12 (b) and (c))	-	-		1,823		-		1,823
Normal Course Issuer Bid (Note 12 (d))	(3)	(4)		-		(19)		(23)
Stock options exercised (Note 12 (b))	98	736		(736)		-		-
Share Units exercised (Note 12 (c))	46	274		(274)		-		-
Purchase of shares in trust for Share Unit Plans (Note 12 (c))	(175)	(1,548)		-		-		(1,548)
Net earnings	-	-		-		14,311		14,311
Balance - December 31, 2011	17,440	22,536	-	20,529	-	122,034	-	165,099

See accompanying notes to these condensed interim consolidated financial statements

CE Franklin Ltd.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME - UNAUDITED

	Three months ended		Twelve months ended

(in thousands of Canadian dollars except per	December 31	December 31	December 31	December 31
share amounts)	2011	2010	2011	2010

Revenue	154,331	135,641	546,352	489,585
Cost of sales	129,077	115,095	455,669	414,579
Gross profit	25,254	20,546	90,683	75,006

Other expenses
Selling, general and
administrative expenses (Note 15)	17,535	16,738	68,715	62,554
Depreciation	613	610	2,450	2,465
	18,148	17,348	71,165	65,019

Operating profit	7,106	3,198	19,518	9,987
Foreign exchange gain/(loss) and other	1,119	(20)	(649)	(65)
Interest expense	65	158	464	698
Earnings before tax	5,922	3,060	19,703	9,354

Income tax expense (recovery) (Note 7)
Current	1,862	979	6,245	3,102
Deferred	(417)	448	(853)	341
	1,445	1,427	5,392	3,443

Net earnings and comprehensive income	4,477	1,633	14,311	5,911

Net earnings per share (Note 13)
Basic	0.26	0.09	0.82	0.34
Diluted	0.25	0.09	0.79	0.33

Weighted average number of shares outstanding ('000s)
Basic	17,483	17,452	17,501	17,499
Diluted (Note 13)	18,163	17,966	18,188	18,000

See accompanying notes to these condensed interim consolidated financial statements

CE Franklin Ltd.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASHFLOWS - UNAUDITED

Three months ended	Twelve months ended
December 31	December 31	December 31	December 31
(in thousands of Canadian dollars)	2011	2010	2011	2010

Cash flows from operating activities
Net earnings for the period	4,477	1,633	14,311	5,911
Items not affecting cash -
Depreciation	613	610	2,450	2,465
Deferred income tax (recovery)	(417)	449	(853)	341
Stock based compensation expense	317	471	1,823	1,991
Foreign exchange and other	1,710	78	(239)	27
6,700	3,241	17,492	10,735
Net change in non-cash working capital balances
related to operations -
Accounts receivable	(2,110)	(1,216)	(5,107)	(25,479)
Inventories	(9,157)	1,270	(16,823)	7,831
Other current assets	2,724	3,810	(920)	2,358
Accounts payable and accrued liabilities	23,649	977	30,023	26,691
Current taxes payable	661	222	1,315	1,378
22,467	8,304	25,980	23,514

Cash flows used in investing activities
Purchase of property and equipment	(330)	(176)	(2,870)	(1,263)
Proceeds on disposal of property and equipment	34	-	431	-
(296)	(176)	(2,439)	(1,263)

Cash flows (used in)/from financing activities
Increase (decrease) in bank operating loan	-	-	-	(26,549)
(Decrease) in long term debt	(5,492)	(7,970)	(6,140)	6,126
Issuance of capital stock -
stock options exercised	-	58	-	169
Purchase of capital stock through normal
course issuer bid	-	(35)	(23)	(409)
Purchase of capital stock in trust for
Share Unit Plans	(849)	(181)	(1,548)	(1,588)
(6,341)	(8,128)	(7,711)	(22,251)

Change in cash and cash equivalents
during the period	15,830	-	15,830	-

Cash and cash equivalents
1	at the beginning of the period	-	-	-	-

Cash and cash equivalents
at the end of the period	15,830	-	15,830	-	1

Cash paid during the period for:
Interest	241	158	464	698
Income taxes	1,189	768	4,827	1,725

See accompanying notes to these condensed interim consolidated financial statements

CE Franklin Ltd.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited

(Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

1.

General information

CE Franklin Ltd. (the “Company”) is headquartered and domiciled in Calgary, Alberta, Canada. The Company is a subsidiary of Schlumberger Limited, a global energy services company. The address of the Company’s registered office is 1800, 635 8th Ave SW, Calgary, Alberta, Canada and it is incorporated under the Alberta Business Corporations Act. The company is a distributor of pipe, valves, flanges, fittings, production equipment, tubular products and other general industrial supplies primarily to the oil and gas industry through its 39 branches situated in towns and cities that serve oil and gas fields of the western Canadian sedimentary basin. In addition, the Company distributes similar products to the oil sands, refining and petrochemical industries and non-oilfield related industries such as forestry and mining.

2.

Accounting policies

Basis of preparation and adoption of IFRS

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011.  Accordingly, the Company commenced reporting on this basis in its first 2011 condensed interim consolidated financial statements. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting, and IFRS 1, First-time Adoption of International Financial Reporting Standards. The accounting policies followed in these condensed interim consolidated financial statements are the same as those applied in the Company’s condensed interim consolidated financial statements for the period ended March 31, 2011. The Company has consistently applied the same accounting policies throughout all periods presented, as if these polices had always been in effect. Note 3 discloses the impact of the transition to IFRS on the Company’s reported equity as at December 31, 2011 and comprehensive income for the three and twelve months ended December 31, 2011, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010.

The Board of Directors approved the financial statements on February 2, 2012.

The condensed interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended December 31, 2010, and the Company’s consolidated financial statements for the year ended December 31, 2011 prepared in accordance with IFRS.

3.

Explanation of transition to IFRS

The Company does not have any material differences between IFRS and Canadian GAAP. As such there are no reconciling items that would materially change the reporting requirements under Canadian GAAP to IFRS.

IFRS 1 allows first time adopters to IFRS to take advantage of a number of voluntary exemptions from the general principal of retrospective restatement. The Company has taken the following exemptions:

IFRS 2 Share based payments

The Company has elected to not apply IFRS 2 to share based payments granted and fully vested before the Company’s date of transition to IFRS. The Company has assessed and quantified the difference in accounting for stock based compensation under IFRS compared to Canadian GAAP and has deemed the difference to be immaterial.

IFRS 3 Business combinations

This standard has not been applied to acquisitions of subsidiaries that occurred before January 1, 2010, the Company’s transition date to IFRS. As such, there is no retrospective change in accounting for business combinations.

CE Franklin Ltd.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited

IAS 23 Borrowing costs

Borrowing costs requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs has been removed. The Company has elected to account for such transactions on a go forward basis. As such there is no retrospective change in accounting for borrowing costs.

As part of the transition to IFRS, the Company established that the carrying values of its property and equipment were substantially equivalent between IFRS and Canadian GAAP and therefore the Company has continued to carry its property and equipment at the historic cost model as was used under Canadian GAAP in these statements.

4. Cash and cash equivalents

	December 31, 2011	December 31, 2010	January 1, 2010
Cash at bank and on hand	15,830	-	-

Cash is held at a major Canadian chartered bank.

5. Accounts receivable

	December 31, 2011	December 31, 2010
Current	46,556	40,014
Less than 60 days overdue	36,732	41,253
Greater than 60 days overdue	8,328	5,519
Total Trade receivables	91,616	86,786
Allowance for credit losses	(1,615)	(1,887)
Net trade receivables	90,001	84,899
Other receivables	8,189	8,051
	98,190	92,950

A substantial portion of the Company’s accounts receivable balance is with customers within the oil and gas industry and is subject to normal industry credit risks. Concentration of credit risk in trade receivables is limited as the Company’s customer base is large and diversified. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary.

The Company has established procedures in place to review and collect outstanding receivables. Significant outstanding and overdue balances are reviewed on a regular basis and resulting actions are put in place on a timely basis. Appropriate provisions are made for debts that may be impaired on a timely basis.

The Company maintains an allowance for possible credit losses that are charged to selling, general and administrative expenses by performing an analysis of specific accounts.

CE Franklin Ltd.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited

6.

Inventories

The Company maintains net realizable value allowances against slow moving, obsolete and damaged inventories that are charged to cost of goods sold on the statement of earnings. These allowances are included in the inventory value disclosed above. Movement of the allowance for net realizable value is as follows:

	Year ended	Year ended
	December 31, 2011	December 31, 2010
Opening balance as at January 1	5,000	6,300
Additions	2,495	900
Utilization through write downs	(2,905)	(2,200)
Closing balance	4,590	5,000

7. Taxation

The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

	Three Months Ended				Year Ended
	December 31				December 31
	2011	%	2010	%	2011	%	2010	%
Earnings before income taxes	5,922		3,060		19,703		9,354
Income taxes calculated at statutory rates	1,585	26.8	860	28.1	5,269	26.7	2,647	28.3
Non-deductible items	(1)	(0.1)	25	0.8	53	0.3	104	1.1
Share based compensation	8	0.1	554	18.1	103	0.5	712	7.6
Adjustments for filing returns and others	(146)	(2.4)	(12)	(0.4)	(33)	(0.1)	(20)	(0.2)
	1,445	24.4	1,427	46.6	5,392	27.4	3,443	36.8

CE Franklin Ltd.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited

As at December 31, 2011, income taxes payable was $1.7 million (December 31, 2010 – $0.3 million payable). Income tax expense is based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year.

As at	December 31, 2011	December 31, 2010
Assets
Property and equipment	883	870
Stock based compensation expense	951	487
Other	609	156
	2,443	1,513
Liabilities
Goodwill and other	(474)	397
Net Deferred tax asset	1,969	1,116

Deductible temporary differences are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

8. Accounts payable and accrued liabilities

	December 31, 2011	December 31, 2010
Current
Trade payables	10,919	23,966
Other payables	3,834	7,057
Accrued compensation expenses	4,683	2,434
Other accrued liabilities	74,177	29,906
	93,613	63,363

9. Note payable, bank operating loan and long term debt

	December 31, 2011	December 31, 2010
JEN Supply debt	290	-
Note payable	290

JEN Supply debt	-	290
Bank operating loan	-	6,140
Long term debt	-	6,430

In July of 2011, the Company renewed its  $60.0 million revolving term credit facility that matures in July 2014.  Borrowings under the credit facility bear interest based on floating interest rates and are secured by a general security agreement covering all assets of the Company. The maximum amount available under the credit facility is subject to a borrowing base formula applied to accounts receivable and inventories. The credit facility requires that the Company maintains the ratio of its debt to debt plus equity at less than 40%. As at December 31, 2011, this ratio was nil (December 31, 2010 – 4%). The Company must also maintain coverage of its net operating cash flow as

CE Franklin Ltd.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited

defined in the credit facility agreement, over interest expense for the trailing twelve month period, at greater than 1.25 times. As at December 31, 2011, this ratio was 34.5 times (December 31, 2010 – 14.1 times).  The credit facility contains certain other covenants, with which the Company is in compliance and has been for the comparative periods. As at December 31, 2011, the Company had borrowed nil and had available undrawn borrowing capacity of $60.0 million under the credit facility. In management’s opinion, the Company’s available borrowing capacity under its Credit Facility and ongoing cash flow from operations, are sufficient to resource its ongoing obligations.

The JEN Supply note payable is unsecured and bears interest at the floating Canadian bank prime rate and is repayable in November 2012.

10.

Capital management

The Company’s primary source of capital is its shareholders’ equity and cash flow from operating activities before net changes in non-cash working capital balances. The Company augments these capital sources with a $60 million, revolving bank term loan facility maturing in July 2014 (see Note 9) which is used to finance its net working capital and general corporate requirements. The Company’s objective is to maintain adequate capital resources to sustain current operations including meeting seasonal demands of the business and the economic cycle.  The Company’s capital is summarised as follows:

	December 31, 2011	December 31, 2010
Shareholders' equity	165,099	150,536
Long term debt / Bank operating loan	-	6,430
Net working capital	116,850	125,702

Net working capital is defined as current assets less cash and cash equivalents, accounts payable and accrued liabilities, current taxes payable, note payable and other current liabilities.

11.

Related party transactions

Schlumberger owns approximately 56% of the Company's outstanding shares. The Company is the exclusive distributor in Canada of downhole pump production equipment manufactured by Wilson Supply, a division of Schlumberger. Purchases of such equipment conducted in the normal course on commercial terms were as follows:

For the year ended December 31	2011	2010
Cost of sales for the three months ended	4,949	2,280
Cost of sales for the twelve months ended	10,896	8,212
Inventory	5,302	3,544
Accounts payable and accrued liabilities	1,830	1,457
Accounts receivable	77	-

12. Capital Stock

a)

The Company has authorized an unlimited number of common shares with no par value. As at December 31, 2011, the Company had 17.4 million common shares, 0.7 million stock options and 0.6 million share units outstanding.

b)

The Board of Directors may grant options to purchase common shares to substantially all employees, officers and directors and to persons or corporations who provide management or consulting services to the Company.  The exercise period and the vesting schedule after the grant date are not to exceed 10 years.

CE Franklin Ltd.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited

Option activity for each of the twelve month periods ended December 31 was as follows:

(000's)	2011	2010
Outstanding - January 1	1,073	1,195
Exercised	(196)	(86)
Forfeited	(132)	(36)
Outstanding at December 31	745	1,073
Exercisable at December 31	734	897

Stock based compensation expense recorded for the three and twelve month period ended December 31, 2011 was $81,000 (2010 – $350,000) and $383,000 (2010 - $723,000) respectively and is included in selling, general and administrative expenses on the consolidated statement of earnings and comprehensive income.  No options were granted during the twelve month period ended December 31, 2011 or the year ended December 31, 2010. Options vest one third or one fourth per year from the date of grant.

Prior to the fourth quarter of 2010, the Company’s stock option plan included a cash settlement mechanism. During the fourth quarter of 2010, the Company discontinued the settlement of stock option obligations with cash payments in favour of issuing shares from treasury. At the time of this plan modification, the current liability of $2,075,000 was transferred to contributed surplus on the Company’s consolidated statement of financial position. Stock options were revalued at each period end using the Black Scholes pricing model, the following assumptions were used:

2010
Dividend yield	Nil
Risk-free interest rate	3.48%
Expected life	5 years
Expected volatility	63.2%

Note: Expected volatility is based on historical volatility.

c)   Share Unit Plans

The Company has Restricted Share Unit ("RSU"), Performance Share Unit (“PSU”) and Deferred Share Unit ("DSU") plans (collectively the “Share Unit Plans”), whereby RSUs, PSUs and DSUs are granted entitling the participant, at the Company's option, to receive either a common share or cash equivalent in exchange for a vested unit. For the PSU plan the number of units granted is dependent on the Company meeting certain return on net asset (“RONA”) performance thresholds during the year of grant. The multiplier within the plan ranges from 0% - 200% dependent on performance. For 2011, the PSU performance adjustment was an increase of 4% from target, resulting in a 4,000 unit adjustment ($16,000).  For 2010, the PSU performance adjustment was a reduction of 58% from target, resulting in a 77,000 unit adjustment ($284,000). RSU and PSU grants vest one third per year over the three year period following the date of the grant. DSUs vest on the date of grant, and can only be redeemed when the Director resigns from the Board.  Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units at the date of the grant and is recorded to contributed surplus.  The contributed surplus balance is reduced as the vested units are exchanged for either common shares or cash. During the twelve month period ended December 31, 2011 and 2010 the fair value of the RSU, PSU and DSU units granted was $2,249,000 (2010 - $1,497,000) and compensation expense recorded in the three and twelve month period ended December 31, 2011, were $236,000 (2010 - $306,000) and $1,440,000 (2010 - $1,268,000).

CE Franklin Ltd.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited

Share Unit Plan activity for the periods ended December 31, 2011, and December 31, 2010 was as follows:

(000's)	December 31, 2011				December 31, 2010
	Number of Units				Number of Units
	RSU	PSU	DSU	Total	RSU	PSU	DSU	Total
Outstanding at January 1	273	97	80	450	223	53	98	374
Granted	130	117	22	269	145	132	31	308
Performance adjustments	-	4	-	4	-	(77)	-	(77)
Exercised	(34)	(12)	-	(46)	(82)	(7)	(49)	(138)
Forfeited	(62)	(44)	-	(106)	(13)	(4)	-	(17)
Outstanding at end of period	307	162	102	571	273	97	80	450
Exercisable at end of period	93	33	102	228	30	10	80	120

The Company has established an independent trust to purchase common shares of the Company on the open-market to satisfy Share Unit Plan obligations. The Company’s intention is to settle all share based obligations with shares delivered from the trust. The trust is considered to be a special interest entity and is consolidated in the Company’s financial statements with the cost of the shares held in trust reported as a reduction to capital stock.  For the twelve month period ended December 31, 2011, 175,000 common shares were purchased by the trust (2010 – 204,300) at an average cost of $8.85 per share (2010 - $6.91).  As at December 31, 2011, the trust held 579,951 shares (2010 – 450,732).

 d)    Normal Course Issuer Bid (“NCIB”)

On December 21, 2010, the Company announced a NCIB to purchase for cancellation up to 850,000 common shares representing approximately 5% of its outstanding common shares. During the twelve months ended December 31, 2011, the company purchased 3,102 shares at an average cost of $7.56 (2010: 61,769 shares purchased at an average cost of $6.62).

On December 20, 2011, the Company announced the renewal of the NCIB effective January 3, 2012, to purchase up to 850,000 common shares through the facilities of NASDAQ, representing approximately 5% of its outstanding common shares.  Shares may be purchased up to December 31, 2012.

13.

Earnings per share

Basic

Basic earnings per share is calculated by dividing the net income attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

Dilutive

Diluted earnings per share are calculated using the treasury stock method, as if RSUs, PSUs, DSUs and stock options were exercised at the beginning of the year and funds received were used to purchase the Company’s common shares on the open market at the average price for the year.

CE Franklin Ltd.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited

	Three Months Ended		Year Ended
	December 31		December 31
	2011	2010	2011	2010
Total Comprehensive income attributable to shareholders	4,477	1,633	14,311	5,911
Weighted average number of common shares issued (000's)	17,483	17,452	17,501	17,499
Adjustments for:
Stock options	257	209	263	194
Share Units	423	305	424	307
Weighted average number of ordinary shares for dilutive	18,163	17,966	18,188	18,000
Net earnings per share: Basic	0.26	0.09	0.82	0.34
Net earnings per share: Diluted	0.25	0.09	0.79	0.33

14.

Financial instruments

a)

Fair values

The Company’s financial instruments recognized on the consolidated statements of financial position consist of accounts receivable, accounts payable and accrued liabilities and note payable. The fair values of these financial instruments approximate their carrying amounts due to their short-term maturity.

b)

Credit Risk is described in Note 5.

c)

Market Risk and Risk Management

The Company’s long term debt bears interest based on floating interest rates. As a result the Company is exposed to market risk from changes in the Canadian prime interest rate which can impact its borrowing costs. Based on the Company’s borrowing levels as at December 31, 2011, a change of one percent in interest rates would decrease or increase the Company’s annual net income by nil.

From time to time the Company enters into foreign exchange forward contracts to manage its foreign exchange market risk by fixing the value of its liabilities and future commitments. The Company is exposed to possible losses in the event of non-performance by counterparties. The Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. The Company’s foreign exchange risk arises principally from the settlement of United States dollar dominated net working capital balances as a result of product purchases denominated in United States dollars. As at December 31, 2011, the Company had contracted to purchase US$18.3 million at fixed exchange rates with terms not exceeding five months (2010 - $6.5 million). The fair market values of the contracts were $0.2 million at December 31, 2011 and nominal at December 31, 2010. The Company recorded on these contracts an unrealized gain of $0.2 million for the year ended December 31, 2011 and an unrealized loss of $0.8 million for the three months ended December 31, 2011, which has been recorded in foreign exchange gain and other in the condensed interim consolidated statements of earnings and comprehensive income.  As at December 31, 2011, a one percent change in the Canadian dollar relative to the US dollar would decrease or increase the Company’s annual net income by $0.2 million.

CE Franklin Ltd.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited

15. Selling, general and administrative (“SG&A”) Costs
Selling, general and administrative costs for the three and twelve month periods ended December 31 are as follows:

	Three months ended				Year Ended
	2011		2010		2011		2010
	$	%	$	%	$	%	$	%
Salaries and Benefits	10,177	58%	9,792	59%	41,086	60%	36,287	58%
Selling Costs	2,280	13%	1,976	12%	6,495	9%	6,558	10%
Facility and office costs	3,544	20%	3,311	20%	15,063	22%	13,392	21%
Other	1,534	9%	1,659	9%	6,071	9%	6,317	10%
SG&A costs	17,535	100%	16,738	100%	68,715	100%	62,554	100%

16.

Segmented reporting

The Company distributes oilfield products principally through its network of 39 branches located in western Canada primarily to oil and gas industry customers.  Accordingly, the Company has determined that it operated through a single operating segment and geographic jurisdiction.

Forward Looking Statements

The information in this press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and within the meaning of Canadian securities laws.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this MD&A, including those under the caption “Risk factors”.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

  forecasted oil and gas industry activity levels in 2012 and beyond;

  planned capital expenditures and working capital and availability of capital resources to fund capital expenditures and working capital;

  the Company’s future financial condition or results of operations and future revenues and expenses;

  the Company’s business strategy and other plans and objectives for future operations;

  fluctuations in worldwide prices and demand for oil and gas; and

  fluctuations in the demand for the Company’s products and services.

Should one or more of the risks or uncertainties described above or elsewhere in this MD&A occur, or should underlying assumptions prove incorrect, the Company’s actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements expressed or implied, included in this MD&A and attributable to CE Franklin are qualified in their entirety by this cautionary statement.  This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that CE Franklin or persons acting on its behalf might issue.  CE Franklin does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of filing this MD&A, except as required by law.

CE Franklin Ltd.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited

Additional Information

Additional information relating to CE Franklin, including its fourth quarter 2011 Management Discussion and Analysis and interim consolidated financial statements and its Form 20-F / Annual Information Form, is available under the Company’s profile on the SEDAR website at www.sedar.com and at www.cefranklin.com.

Conference Call and Webcast Information

A conference call to review the 2011 fourth quarter results, which is open to the public, will be held on Friday, February 3, 2012 at 11:00 a.m. Eastern Time (9:00a.m. Mountain Time).

Participants may join the call by dialing 1-647-427-7450 in Toronto or dialing 1-888-231-8191 at the scheduled time of 11:00 a.m. Eastern Time.  For those unable to listen to the live conference call, a replay will be available at approximately 2:00 p.m. Eastern Time on the same day by calling 1-416-849-0833 in Toronto or dialing 1-855-859-2056 and entering the Passcode of 42851162 and may be accessed until midnight February 9, 2012.

The call will also be webcast live at: http://www.newswire.ca/en/webcast/detail/904075/964391 and will be available on the Company’s website at http://www.cefranklin.com.

Michael West, President and Chief Executive Officer will lead the discussion and will be accompanied by Derrren Newell, Vice President and Chief Financial Officer. The discussion will be followed by a question and answer period.

About CE Franklin

For more than half a century, CE Franklin has been a leading supplier of products and services to the energy industry.  CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to oil and gas producers in Canada as well as to the oil sands, refining, heavy oil, petrochemical, forestry and mining industries.  These products are distributed through its 39 branches, which are situated in towns and cities serving particular oil and gas fields of the western Canadian sedimentary basin.

Forward-looking Statements:  The information in this news release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934; within the meaning of Canadian securities law and other applicable securities legislation.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements and refer to the Form 20-F or our annual information form for further detail.

For Further Information Contact:

Investor Relations
800-345-2858
403-531-5604
investor@cefranklin.com